May 31, 2016

Tonya K. Aldave, Esq.

Attorney-Advisor

Division of Corporation Finance

100 F Street, N.E.

United States Securities and Exchange Commission

Washington, D.C. 20549

Re:	Federative Republic of Brazil

Registration Statement under Schedule B

File No. 333-210338

Filed March 23, 2016

Form 18-K for Fiscal Year Ended December 31, 2014, as amended

File No. 333-06682

Filed September 16, 2016, as amended on March 21, 2016, March 23, 2016 and May 31, 2016

Dear Ms. Aldave:

On behalf of the Federative Republic of Brazil (“Brazil” or the “Republic”), we are responding to the letter of the Staff of the Division of Corporation Finance (the “Staff”) dated April 18, 2016, regarding the above-referenced filings of Brazil under Schedule B and on Form 18-K. We set forth below Brazil’s response to the comments in the letter. For ease of reference, we have included the Staff’s comments in their entirety in bold preceding the corresponding responses.

Registration Statement under Schedule B

Where You Can Find More Information, page 1

1.	Please specifically incorporate by reference all amendments to Form 18-K filed and disclose the filing dates of each amendment.

Response to Comment 1:

Brazil has amended page 1 of the Prospectus in the Registration Statement to incorporate by reference all amendments to Brazil’s Annual Report on Form 18-K for the fiscal year ended December 31, 2014 (“2014 Annual Report”), and the dates on which each such amendment was filed.

Ms. Tonya K. Aldave, Esq.

Division of Corporate Finance

United States Securities and Exchange Commission

May 31, 2016

2.	Please refer to the contact information that you provide for Brazil and revise to include a toll-free telephone number or advise.

Response to Comment 2

As is often the case for sovereign issuers, Brazil does not have a toll-free number dedicated to this purpose and believes that in light of the ready availability of its reports on the EDGAR system, and the predominantly institutional nature of the Republic’s investors, this would not be a productive use of its resources.

Debt Securities, page 2

3.	Please disclose that the indenture will not be subject to the protections of the Trust Indenture Act.

Response to Comment 3

In response to the Staff’s comments Brazil has updated its disclosure to state that the indenture will not be subject to the protections of the Trust Indenture Act on page 2 of the Prospectus in the Registration Statement.

Arbitration and Enforceability, page 16

4.	You indicate that any dispute, controversy or claim against Brazil arising out of or relating to the securities that is brought in the United States must be submitted to arbitration. Please clarify whether this affects actions brought under the U.S. federal securities laws and how it is consistent with the U.S. federal securities laws.

Response to Comment 4

Because Brazil has not waived its sovereign immunity in connection with any action brought outside Brazil arising out of or relating to the securities (including without limitation any action arising out of or based on United States federal or state securities law), it will not be possible to obtain a United States judgment against Brazil unless a court were to determine that (i) Brazil is not entitled under the Foreign Sovereign Immunities Act of 1976, as amended, to sovereign immunity with respect to such actions and (ii) the matter should not be referred to arbitration as contemplated by the securities.

Decisions of the U.S. Supreme Court indicate that an agreement to submit to arbitration an action arising out of or based on United States federal securities law would be enforceable pursuant to the Federal Arbitration Act, 9 U.S.C. § 1 et seq. See Rodriguez de Quijas v. Shearson/Am. Exp., Inc., 490 U.S. 477 (1989) (enforcing agreement to arbitrate

Ms. Tonya K. Aldave, Esq.

Division of Corporate Finance

United States Securities and Exchange Commission

May 31, 2016

dispute under the 1934 Securities Act), rev’g Wilko v. Swan, 346 U.S. 427 (1953); Shearson/Am. Exp., Inc. v. McMahon, 482 U.S. 220 (1987) (enforcing agreement to arbitrate dispute under the 1933 Securities Act). In Rodriguez de Quijas, the U.S. Supreme Court held that “resort to the arbitration process does not inherently undermine any of the substantive rights afforded to petitioners under the Securities Act.” Rodriguez de Quijas, supra, at 484. The 1989 decision in Rodriguez de Quijas expressly reversed Wilko v. Swan, 346 U.S. 427 (1953), in which the U.S. Supreme Court had declined to enforce an agreement to arbitrate disputes under U.S. securities laws. Id., at 485 (“[O]ur decision to overrule Wilko establishes a new principle of law for arbitration agreements under the Securities Act); see also McMahon, supra, at 232 (“[M]ost of the reasons given in Wilko have been rejected subsequently by the Court as a basis for holding claims to be nonarbitrable”). In 2009, the U.S. Supreme Court cited with approval the Rodriguez de Quijas and McMahon decisions in 14 Penn Plaza LLC v. Pyett, 556 U.S. 247, 266–68 (2009) (enforcing arbitration agreement in an employment discrimination context). See also Stampf v. Long Island R. Co., 761 F.3d 192, 203 n.3 (2d Cir. 2014) (citing with approval McMahon, supra, at 231–32).

Form 18-K for Fiscal Year Ended December 31, 2014

General

5.	To the extent possible, please update all statistics and information in the registration statement and the Form 18-K to provide the most recent data.

Response To Comment No. 5

In response to the Staff’s comments Brazil has updated its disclosure, and consistent with past practice, in Amendment No.1, Amendment No. 2 and Amendment No. 3 to the 2014 Annual Report, Brazil provided updated statistics for certain key measures of Brazil’s economy, balance of payments, foreign trade, financial system, public finance and public debt through the filing date. Consistent with past practice, Brazil will also update all statistics in the 2014 Annual Report in tabular form to provide the most recent available data when Brazil files its Annual Report on Form 18-K for its fiscal year ended December 31, 2015 later this year.

Ms. Tonya K. Aldave, Esq.

Division of Corporate Finance

United States Securities and Exchange Commission

May 31, 2016

6.	Please update your disclosure about the evolving political and economic situation in Brazil that would appear material to investors.

Response to Comment No. 6

In response to the Staff’s comments Brazil has updated its disclosure. Please see pages 1-3 of Exhibit L to the Amendment No. 3 to the 2014 Annual Report.

7.	Please revise to discuss whether the decrease in the price of oil and other natural resources important to the Brazilian economy is having a material effect on the economy. We note the brief discussion of these matters in the annual report.

Response to Comment No. 7.

In response to the Staff’s comments Brazil has updated its disclosure. Please see pages 3 and 6 of Exhibit L to the Amendment No. 3 to the 2014 Annual Report for disclosure of the effect of the decrease of commodities prices on the economy and for updated disclosure on Brazil’s balance of payment and foreign trade.

Exhibit 99.D

The Brazilian Economy

Employment and Labor, page D-16

8.	Please include disclosure on the employment rate with respect to age, gender, and any seasonal employment.

Response to Comment No.8.

Brazil does not currently compile information as to age, gender or seasonal employment as part of its employment statistics as a standard data series.

Principal Sectors of the Economy

Telecommunications, page D-26

9.	Please disclose the number of telephone and mobile telephone lines, as well as internet services in Brazil.

Response to Comment No. 9

In response to the Staff’s comments Brazil has updated its disclosure to include the latest statistics available for telephone, mobile and internet services. Please see page 4 of Exhibit L to the Amendment No. 3 to the 2014 Annual Report.

Ms. Tonya K. Aldave, Esq.

Division of Corporate Finance

United States Securities and Exchange Commission

May 31, 2016

The Financial System

Loan Loss Reserves, page D-46

10.	To the extent material, please disclose current loan loss reserves and the increasing volume of restructured loans.

Response to Comment No. 10

In response to the Staff’s comments, Brazil has updated its disclosure. Please see page 7 of Exhibit L to the Amendment No. 3 to the 2014 Annual Report. We note that while current loan loss reserves totals are not available, we have provided statistics that provide the level of reserves against defaults, written-off loans after 12 months and high risk loan portfolios as of the most recent date for which such statistics are available.

Amendment No. 2 to Form 18-K for Fiscal Year Ended December 31, 2014

Exhibit 99.K

General

11.	Please discuss the underlying reasons for material changes to the economic data.

Response to Comment No. 11

In response to the Staff’s comments, Brazil has updated its disclosure. Please see pages 3 and 5-7 of Exhibit L to the Amendment No. 3 to the 2014 Annual Report for disclosure related to the material changes to economic data.

Foreign Investment, page 5

12.	Please disclose the material reasons for the significant decrease in foreign investment. If applicable, also discuss material decreases in domestic investments.

Response to Comment No. 12

Brazil has updated its disclosure in response to the Staff’s comments. Please see pages 3 and 5 of Exhibit L to the Amendment No. 3 to the 2014 Annual Report for disclosure related to the decrease in domestic investments by Petróleo Brasileiro S.A. and for a reason for the decrease in foreign direct investment.

Ms. Tonya K. Aldave, Esq.

Division of Corporate Finance

United States Securities and Exchange Commission

May 31, 2016

The Republic has authorized the undersigned to acknowledge to you on its behalf that:

•	the Republic is responsible for the adequacy and accuracy of the disclosure in the filings;

•	Staff comments or changes to disclosure in response to Staff comments do not foreclose the Commission from taking any action with respect to the filings; and

•	the Republic may not assert Staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

We trust that the foregoing is responsive to the Staff’s comments. Please direct any further questions or comments to the attention of the undersigned at 202-942-5082 (fax: 202-942-5999).

Very truly yours,

/s/ Gregory Harrington

Gregory Harrington

Enclosures

cc:	Luiz Alberto Figueiredo Machado
Ambassador of Brazil
Embassy of Brazil
3006 Massachusetts Avenue, N.W.
Washington, D.C. 20008